August 30, 2021

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Healthcare Triangle, Inc.

Draft Registration Statement on Form S-1

Submitted June 24, 2021

CIK No. 0001839285

Dear Staff:

On behalf of Healthcare Triangle, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated as of August 11, 2021 with respect to the Company’s Amendment No.2 to Draft Registration Statement on Form S-1 submitted to the SEC by the Company on July 23, 2021. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Company’s Registration Statement on Form S-1 (the “Form S-1”) filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 filed July 23, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations Components of Results of Operations

Top Five Customers Revenue for quarter ended March 31, 2021, page 51

1. We note your response to prior comment 3 and that Customer 1 generated the most revenues in each period. Please discuss the significance of Customer 1, including trends in the amount and percentage of revenues generated by this customer. In addition, disclose in what segment(s) the customer generates revenues.

On page 50 of the Form S-1, the Company has disclosed the name of Customer 1 - F. Hoffmann-La Roche Ltd which is a Swiss multinational company, the significance of Customer 1 to the Company (including the amount and percentage of revenues generated by this customer) and the material terms of the agreements with Customer 1. The Company has also filed the Customer 1 master services agreement and a redacted form of statement of work as Exhibits 10.14 and 10.15, to the Form S-1, respectively.

Revenue and operating profit by Operating Segment, page 53

2 We note your revisions and response to prior comment 4. As we requested in our prior comment, please revise the segment-level disclosures to identify, quantify, and analyze each material factor underlying changes in results, including when such factors offset each other. In regard to revenues, please identify, quantify and analyze the material factors that led to the decrease in revenues in Software Services and an increase in Managed Services and support (e.g. number of customer contracts lost or gained, respectively). In regard to operating profit, please discuss similarly your Cost of Revenues for each reportable operating segment.

The Company has provided the requested disclosure on page 55 of the Form S-1.

Consolidated Financial Statements Note 10. Convertible Note, page F-19

3. We note your revisions and response to prior comment 12. However, the revised footnote does not appear to explain the allocation of proceeds between promissory notes and warrants. Therefore, please explain how you allocated the proceeds from the issuance of the promissory notes and warrants in accordance with ASC 470-20-25-2.

The Company has made the requested revision in the last sentence of Note 9 to the June 30, 2021 and 2020 Consolidated Financial Statements and in the penultimate sentence of Note 10 to the December 31, 2020 and 2019 Consolidated Financial Statements.

Note 2. Summary of Significant Accounting Policies Segment Information, page F-34

4. We note your revisions and response to prior comment 15. Please revise to ensure all amounts listed in ASC 280-10-50-22 are disclosed, as applicable. For example, disclose the amount of total assets for each reportable segment, or explain why such information is not disclosed in accordance with ASC 280-10-50-26. Finally, reconcile your segment measure of profit or loss to consolidated income before income taxes. Please note that the reconciliation also applies to your disclosures on page 53. Refer to ASC 280-10- 50-30(b).

The Company has made the requested revision to segment reporting with respect to profit or loss in Note 2– “Summary of Significant Accounting Policies” on pages F-11 and F-40. However, as disclosed on pages F-10 and F-38, the Company has determined that it is not practical to allocate identifiable assets by segment, since such assets are used interchangeably among the segments.

 Revenue Recognition, page F-13 and F-41

5. We note your revisions and response to prior comment 17. In regard to Software Services disclosures, please clarify whether your contracts with your customers often contain multiple performance obligations which you account for separately if they are distinct.

The Company has made the requested revision in Note 2 – “Summary of Significant Accounting Policies” on pages F-12 to F-14 and on Pages F-40 to F-42 of the Form S-1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 212-646-0618.

Jeffrey P. Wofford

Carmel, Milazzo & Feil LLP